UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31809 / September 9, 2015

In the Matter of

PULTENEY STREET CAPITAL MANAGEMENT, LLC
PSP FAMILY OF FUNDS
1345 Avenue of the Americas, 3rd Floor
New York, NY 10105

(File No. 812-14356)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Pulteney Street Capital Management, LLC and PSP Family of Funds filed an application on
September 5, 2014 and amended on December 18, 2014, June 10, 2015, and July 27, 2015,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from
certain disclosure requirements. The order permits applicants to enter into and materially amend
subadvisory agreements without shareholder approval and also grants relief from certain
disclosure requirements.

On August 13, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31754). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Pulteney Street Capital Management, LLC and PSP Family of Funds (File No. 812-14356) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary